FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of February, 2005

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of
                                                 Finance & Accounting Division

February 3, 2005


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                                                     February-3, 2005

                                                     Ricoh Company, Ltd.
                                                     15-5, Minami Aoyama 1-chome
                                                     Minato-ku, Tokyo 107-8544
                                                     Japan


                   Notice Regarding the Repurchase of Shares


Tokyo, February, 3,2005---Ricoh Company, Ltd. Announced today that its Board of Directors resolved to repurchase its own shares, pursuant to Article 211-3 paragraph1, item2 of the Japanese Commercial Code.

1. Reason for share repurchase
 To enable flexible and agile capital management in a rapidly changing economic environment

2. Details of repurchase
(1) Type of shares:             Common stock

(2) Number of shares:           Up to 5,500,000 shares

(3)Total purchase price:        Up to 10 billion yen

(4)Period of repurchase:        From February 4,2005 to March 24,2005


Reference:
Total number of shares issued and treasury stock as of December 31,2004:
Total number of shares issued (excluding treasury stock): 738,676,261 shares
Number of treasury stock:                           6,235,817 shares